Exhibit 99.1

NLS Pharmaceutics Highlights Innovative Preclinical Program for First-in-Class Non-Sulfonamide Dual Orexin Receptor Agonists (DOXA) in Narcolepsy and Neurological Disorders

Zürich, Switzerland, November 18, 2024 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, provided insights today into the preclinical program evaluating its dual orexin receptor agonist (DOXA) platform. AEX-41 and AEX-2, two first-in-class non-sulfonamide DOXAs, are designed to target both orexin-1 (OX1R) and orexin-2 (OX2R) receptors while concurrently inhibiting cathepsins. This unique approach aims to address the unmet therapeutic needs in narcolepsy and related neurological disorders.

The ongoing studies are conducted at the Centre for Neuroscience Research of Lyon, a world-class institution specializing in sleep and neurological research. The experimental framework is designed to explore the therapeutic potential of AEX compounds using an international validated orexin knockout (ORX-KO) mouse model of narcolepsy.

Key elements of the study include:

●	Study Objectives:

○	Promote Wakefulness: Evaluate the impact of AEX compounds on maintaining wakefulness in narcoleptic mice.

○	Enhance Sleep Quality: Assess improvements in sleep architecture and stability.

○	Suppress Cataplexy Attacks: Measure reductions in the frequency and severity of cataplexy, a hallmark symptom of narcolepsy.

●

Methodology:

The study leverages cutting-edge EEG/EMG technology to monitor brain activity and muscle tone, providing precise data on wakefulness, non-rapid eye movement (NREM), and rapid eye movement (REM) sleep phases. Post-surgical recovery is followed by controlled drug administration, ensuring accurate measurement of the compound’s efficacy.

●	Robust Experimental Design: The study aims to evaluate the potential superiority of AEX compounds over existing therapies through a two-part approach:

○	Part 1: Direct evaluation of AEX compounds performance on key metrics such as sustained wakefulness and improved sleep architecture.

○	Part 2: Assessment of compound efficacy under challenging stress conditions, including sleep deprivation, to test the robustness and durability of their effects.

Anticipated Superiority Over Selective OX2R Agonists

While existing selective OX2R agonists have demonstrated efficacy in managing narcolepsy symptoms, DOXA are expected to surpass these benchmarks. By engaging both OX1R and OX2R receptors and addressing broader neurological pathways, AEX-41 and AEX-2 offer the potential for enhanced therapeutic outcomes, including greater wakefulness stability and improved sleep quality under real-world conditions.

Eric Konofal, MD, PhD, Chief Scientific Officer of NLS, stated, “Our preclinical program reflects our commitment to redefining the treatment landscape for narcolepsy and related disorders. The advanced study design and methodology we’ve implemented aim to demonstrate not only the efficacy of our compounds but their potential superiority in addressing both symptoms and underlying disease mechanisms.”

Looking Ahead

NLS remains committed to advancing its pipeline and anticipates providing further updates as the preclinical program progresses. First results from the ongoing study are expected to be shared in early December 2024. The Company’s broader development plans include exploring the application of its DOXA platform also in other neurodegenerative conditions, such as Amyotrophic Lateral Sclerosis (ALS).

About NLS Pharmaceutics Ltd.:

NLS Pharmaceutics is a global biopharmaceutical company dedicated to developing innovative therapies for rare and complex central nervous system disorders. With a robust pipeline addressing significant unmet medical needs, NLS is poised to redefine the treatment landscape for sleep and neurological health. NLS has recently entered into a merger agreement with a clinical phase company.

For more information, visit www.nlspharma.com.

Forward-Looking Statements:

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the DOXA platform, the potential safety and efficacy of AEX-41 and AEX-2, plans to expand its research and timing thereof, and NLS’ pipeline. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS products may not be approved by regulatory agencies, NLS technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS patents may not be sufficient; NLS products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact:

Investor Relations Contact

InvestorRelations@nls-pharma.com

www.nlspharma.com